Exhibit 99.1

October 3, 2018

PARINGA SIGNS NEW COAL SALES AGREEMENT WITH
MAJOR UTILITY FOR ADDITIONAL 650,000 TONS

HIGHLIGHTS:

•	Paringa has signed a new coal sales agreement with Ohio Valley Electric Corp. and Indiana-Kentucky Electric Corp. (“OVEC-IKEC”) to sell 650,000 tons of coal from 2019 to 2020

•	The new sales contract complements Paringa’s existing sales contract to sell 4,750,000 tons from 2018 to 2022 to LG&E and KU, one of the biggest fuel buyers within the Ohio River

•	OVEC-IKEC’s largest shareholder is American Electric Power (“AEP”) which is one of the largest electric utilities in the U.S., serving nearly 5.4 million customers in 11 states

•	The coal sales agreement is for the Poplar Grove Mine’s 11,300 Btu/lb coal specification and will be sold at the proposed Green River barge load-out facility on an F.O.B. Barge basis

•	Importantly, this additional sales contract satisfies the condition for drawdown of the second tranche of the Company’s project loan facility from Macquarie Bank Limited

•	Future coal sales contracts are focused on delivery from 2020 onwards and Paringa continues to make progress with a wide range of customers

Paringa Resources Limited (“Paringa” or “Company”) (ASX: PNL) is pleased to advise that it has signed a new coal sales agreement with Ohio Valley Electric Corporation and its subsidiary Indiana-Kentucky Electric Corporation (“OVEC-IKEC”) for future coal sales from its Poplar Grove Mine totaling 650,000 tons of coal from 2019 to 2020. OVEC-IKEC’s largest shareholder is American Electric Power (“AEP”) which is one of the largest electric utilities in the United States, serving nearly 5.4 million customers in 11 states.

Paringa’s Interim Chief Executive Officer, Mr. Todd Hannigan, said: “We are pleased to execute our second coal sales agreement, which complements our existing cornerstone coal sales agreement with LG&E and KU. We now have contracts with two high quality customers, providing an excellent platform to expand our sales base when we shortly commence production. We also continue to be encouraged by improvements in the domestic coal market due to recent industry rationalization, consolidation and positive regulatory effects, with the potential for increased coal pricing as we ramp Poplar Grove to full production”.

Under the coal sales agreement, Paringa is contracted to deliver a total of 650,000 tons of 11,300 btu/lb product from its Poplar Grove Mine over a 2-year period on a mutually agreeable delivery schedule at pricing that is largely consistent with Paringa’s existing sales contract with LG&E and KU.

Construction at the Poplar Grove Mine is progressing rapidly, with first coal expected to be produced during December 2018. The Poplar Grove Mine’s direct barge access to the Green and Ohio River systems provides a significant transportation cost advantage over many other coal operations in the region. The OVEC-IKEC coal sales agreement calls for fixed sales prices based on a free-on-board (“F.O.B.”) barge price.
New York Office:	28 W 44th Street, Suite 810 | New York | NY | 10036	Email:	info@paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	Website:	www.paringaresources.com
		ABN:	44 155 922 010

About OVEC-IKEC and AEP

Ohio Valley Electric Corporation and its subsidiary Indiana-Kentucky Electric Corporation (“OVEC-IKEC”) own two generating stations located in Ohio and Indiana, with a combined electric production capability of approximately 2,256 megawatts. OVEC-IKEC is owned by several investor-owned utilities or utility holding companies, with the largest shareholder being American Electric Power.

American Electric Power (“AEP”) (NYSE: AEP) is one of the largest electric utilities in the United States, delivering electricity to nearly 5.4 million customers in 11 states. AEP also is one of the nation’s largest electricity producers with approximately 34,000 megawatts of generating capacity in the United States. AEP also owns the nation’s largest electricity transmission system, a more than 40,000-mile network that includes more 765-kilovolt extra-high voltage transmission lines than all other U.S. transmission systems combined.

About Paringa

Paringa Resources Limited (ASX: PNL) is an emerging U.S. energy provider developing the high margin, low capex Buck Creek Mine Complex (“Buck Creek Complex”) located in the growing Illinois Coal Basin (“ILB”). The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the Poplar Grove Mine with planned production of 2.8 million tons per annum (“Mtpa”); and (2) the Cypress Mine with planned production of 3.8 Mtpa. Construction has now commenced at the Poplar Grove Mine, with first coal expected to be produced in December 2018.

The Group’s objective is to become the next major Illinois Coal Basin producer by developing low capital and operating cost mines located near low cost river transportation in the ILB.  Once the Poplar Grove Mine is constructed, the Group has the potential to make low risk, low cost mine developments to grow its coal production to 6.6 Mtpa and beyond. The Group will underpin this additional growth with long-term sales contracts to ensure that additional capacity investments are low risk and generate high levels of free cash flow.

For further information, contact:

Todd Hannigan	Dominic Allen
Interim Chief Executive Officer	Vice President, Finance
thannigan@paringaresources.com	dallen@paringaresources.com

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons Statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.